EX-28.h.28

FEE WAIVER AGREEMENT

NVIT REAL ESTATE FUND

THIS FEE WAIVER AGREEMENT, effective as of May 1, 2018, by and between NATIONWIDE FUND ADVISORS (“NFA”) and NATIONWIDE VARIABLE INSURANCE TRUST, a Delaware statutory trust (the “Trust”), on behalf of the NVIT Real Estate Fund (the “Fund”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and the Fund is a separate series of the Trust; and

WHEREAS, NFA serves as investment adviser to the Trust, including the Fund, pursuant to an investment advisory agreement, dated May 1, 2007, between NFA and the Trust, under which the Trust pays fees to NFA as specified therein (“Advisory Fees”); and

WHEREAS, NFA and the Trust have entered into an agreement for subadvisory services with Brookfield Investment Management Inc. (“Brookfield”) with respect to the Fund pursuant to which, as of April 1, 2013, NFA was legally obligated to pay Brookfield a fee based on the amount of assets in the Fund (“Old Subadvisory Fee Rate”); and

WHEREAS, NFA and the Trust have terminated the subadvisory agreement with Brookfield and entered into a new agreement for subadvisory services to the Fund as of the date hereof with Wellington Management Company, LLP (“Wellington”), which has the effect of reducing the fee NFA must pay for these subadvisory services (“New Subadvisory Fee Rate”), resulting in financial savings to NFA; and

WHEREAS, NFA desires to share a portion of such financial savings resulting from the New Subadvisory Fee Rate with shareholders of the Fund.

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver Amount:

1.1    Every month NFA shall calculate the amount of subadvisory fees it would have been obligated to pay Brookfield pursuant to the Old Subadvisory Fee Rate (“Old Subadvisory Fee Amount”), and NFA shall separately calculate the amount of subadvisory fees it is obligated to pay to Wellington pursuant to the New Subadvisory Fee Rate (“New Subadvisory Fee Amount”). The difference between the Old Subadvisory Fee Amount and the New Subadvisory Fee Amount shall be referred to herein as the “Savings Amount.”

1.2    NFA agrees each month to waive the amount of the Fund’s Advisory Fees equal to 50% of the Savings Amount in respect of the Fund. NFA acknowledges that it shall not be entitled to collect on, or make a claim for, Advisory Fees waived hereunder at any time in the future.

2.	Term and Termination of Agreement:

2.1    This Agreement shall continue in effect until the earlier to occur of either: (i) May 1, 2019, or (ii) any addition of a new subadviser or termination of Wellington, that would cause an increase to the New Subadvisory Fee Rate, provided that any such addition or termination be approved by the Board of Trustees.

3.	Miscellaneous:

3.1    Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2    Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which the Trust or the Fund is subject or by which the Trust or the Fund is bound, or to relieve or deprive the Trust’s Board of Trustees of the Board’s responsibility for and control of the conduct of the affairs of the Trust or the Fund.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

NATIONWIDE VARIABLE INSURANCE TRUST

By:	/s/ Michael S. Spangler
Name: Michael S. Spangler Title: President

NATIONWIDE FUND ADVISORS

By:	/s/ Michael S. Spangler
Name: Michael S. Spangler Title: President

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